UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

LIBERTY BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

53017Q102
(CUSIP Number)

Steven K. Havens
1120 Wildbriar
Liberty, Missouri 64068
(816) 871-9509
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP NO. 53017Q 102                                                                    SCHEDULE 13D

1	NAME OF REPORTING PERSON Steven K. Havens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,242 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,242 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,242
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 137,659 shares held by the Steven K. Havens Revocable Trust, of which Mr. Havens is the sole trustee, 17,300 shares held by Havens Construction Co., Inc., a corporation controlled by Mr. Havens, 25,771 shares subject to options exercisable within 60 days and 2,512 unvested shares of restricted stock which Mr. Havens may vote.

(2)	Based on 3,567,669 shares outstanding at May 28, 2010 and assumes all 25,771 options have been exercised.

CUSIP NO. 53017Q 102                                                                    SCHEDULE 13D

1	NAME OF REPORTING PERSON Steven K. Havens Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,659
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 137,659
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,659
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.86% (1)
14	TYPE OF REPORTING PERSON O

(1)	Based on 3,567,669 shares outstanding at May 28, 2010.

CUSIP NO. 53017Q 102                                                                    SCHEDULE 13D

1	NAME OF REPORTING PERSON Havens Construction Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49% (1)
14	TYPE OF REPORTING PERSON O

(1)	Based on 3,567,669 shares outstanding at May 28, 2010.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Liberty Bancorp, Inc. (the “Company”), a Missouri corporation, whose principal executive offices are located at 16 West Franklin Street, Liberty, Missouri 64068.

Item 2.                                Identity and Background

(a)
This Schedule 13D is being filed by Steven K. Havens, the Steven K. Havens Revocable Trust (the “Trust”) and Havens Construction Co., Inc. (“HCC”).  Mr. Havens is the sole trustee of the Trust and controls HCC.

(b)	Mr. Havens’ residence address and the Trust’s address is 1120 Wildbriar, Liberty, Missouri 64068. HCC’s address is 9400 Liberty Drive, Pleasant Valley, Missouri 64068.

(c)
Mr. Havens is President of HCC.  Mr. Havens is also a Director of the Company and BankLiberty, the Company’s wholly owned subsidiary, which has the same principal executive office as the Company.  The Trust is in the business of investment services. HCC is a construction company.

(d)	Neither Mr. Havens, the Trust nor HCC have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Neither Mr. Havens, the Trust nor HCC have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Havens is a citizen of the United States of America. The Trust and HCC are organized under the laws of the State of Missouri.

Item 3.                                Source and Amount of Funds or Other Consideration

On July 20, 2007, BankLiberty (the “Bank”) completed its conversion from the mutual holding company to the stock holding company form of organization (the “Conversion”).  In connection with the Conversion, the Company became the Bank’s holding company on that date and stockholders of the Bank had their shares of Bank common stock converted into shares of Common Stock at an exchange ratio of 3.5004 shares of Company common stock for each share of Bank common stock owned.  In connection with the Conversion, shares of the Bank’s common stock deemed to be beneficially owned by Mr. Havens were converted into 73,473 shares of Common Stock.  Mr. Havens purchased 77,720 shares with approximately $775,095 in personal funds.

Mr. Havens was awarded 6,280 shares of restricted stock under the Liberty Bancorp, Inc. 2007 Equity Incentive Plan for which he was not required to pay monetary consideration.  Of such restricted shares, 3,768 shares are vested and were transferred to the Trust, and 2,512 remain unvested shares as of the date of this Schedule 13D.  All vested shares of restricted stock were transferred to the Trust.  In addition, Mr. Havens was also granted stock options to purchase 27,783 shares for which he was not required to pay monetary consideration.  As of the date of this Schedule 13D, options to purchase 25,771 shares are vested and exercisable.

Item 4.                                Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes.  Mr. Havens may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

Except as described above and in his capacity as a director of the Company and the Bank, Mr. Havens does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.                                Interest in Securities of the Issuer

(a)           Mr. Havens beneficially owns 183,242 shares, representing 5.10% of the 3,567,669 shares of the Common Stock deemed outstanding as of May 28, 2010 for such purpose.

In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mr. Havens beneficially owned 183,242 shares, which include 137,659 shares held by the Trust, 17,300 shares held by HCC, 2,512 shares of unvested restricted stock and 25,771 shares that Mr. Havens may acquire within the next 60 days pursuant to exercisable stock options.  The Trust beneficially owns 137,659 shares, or 3.86% of the outstanding Common Stock.  HCC beneficially owns 17,300 shares, or 0.49% of the outstanding Common Stock.

(b)           Mr. Havens has sole voting and sole dispositive power over 183,242 shares, which include 25,771 shares subject to options exercisable within the next 60 days, 137,659 shares held by the Trust, of which he is the sole trustee and 17,300 shares held by HCC which he controls.

Mr. Havens has sole voting but no dispositive power over 2,512 unvested shares of restricted stock.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between Mr. Havens, the Trust and any person with respect to any securities of the Company.

Item 7.                                Material to Be Filed as Exhibits

Exhibit 1                      Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 4, 2010	By:	/s/ Steven K. Havens
Steven K. Havens, Individually

Steven K. Havens Revocable Trust

	By:	/s/ Steven K. Havens
Steven K. Havens, Trustee

Havens Construction Co., Inc.

	By:	/s/ Steven K. Havens
Steven K. Havens, President

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

June 4, 2010	By:	/s/ Steven K. Havens
Steven K. Havens, Individually

Steven K. Havens Revocable Trust

	By:	/s/ Steven K. Havens
Steven K. Havens, Trustee

Havens Construction Co., Inc.

	By:	/s/ Steven K. Havens
Steven K. Havens, President